1 Himalaya Shipping – Q4 2025 Results Presentation 10 February 2026

2 Forward looking statements This results presentation and any related discussions, including any related written or oral statements made by us, contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties. Forward-looking statements are statements that do not reflect historical facts and may be identified by words such as “aim”, “believe,” “assuming,” “anticipate,” “could”, “expect”, “intend,” “estimate,” “forecast,” “project,” “likely to,” “due to,” “plan,” “potential,” “will,” “may,” “should,” "indicative," "illustrative," "potential" or other similar expressions and include statements about plans, objectives, goals, strategies, future events or performance, including outlook, prospects, expected cash break-even, illustrative free cash flow per share and earnings potential based on different scenarios and assumptions, the terms of our charters and chartering activity, dry bulk industry trends and market outlook, potential upside in the Capesize market, including market conditions and activity levels in the industry, expected demand for vessels and expected drivers of demand including projects and underlying assumptions, utilization of the global fleet and our fleet, including expected average rates and the information under “Chartering position” and “The supply situation,” fleet growth, vessel orders and order book, expected trends regarding iron ore volume demand, including the information under “Significant iron ore volumes coming – driving ton-mile demand,” mandatory dry docking trends and impacts on expected supply of dry bulk vessels and yard capacity, statements about our dividend objectives and free cash flow distribution, expectations and plans, expectations on demand, and other non-historical statements. These forward-looking statements are not statements of historical fact and are based upon current estimates, expectations, beliefs, and various assumptions, many of which are based, in turn, upon further assumptions, and a number of such assumptions are beyond our control and are difficult to predict. These statements involve significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from what is expressed, implied or forecasted in such forward-looking statements. Numerous factors, risks and uncertainties that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed, implied or forecasted in the forward-looking statements include but are not limited to: general economic, political and business conditions; general dry bulk market conditions, including fluctuations in charter hire rates and vessel values; charter rates, operating days for our fleet and our ability to achieve charter rates above our break-even rate; changes in demand in the dry bulk shipping industry, including the market for our vessels; demand for the products our vessels carry and the status of projects, and timing and number of production of projects that produce iron ore and other products we ship; changes in the supply of dry bulk vessels; our ability to successfully re-employ our dry bulk vessels at the end of their current charters and the terms of future charters; changes in our operating expenses, including fuel or bunker prices, dry docking and insurance costs; compliance with, and our liabilities under governmental, tax, environmental and safety laws and regulations; changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities; potential disruption of shipping routes due to accidents or political events; our ability to refinance our debt as it falls due; fluctuations in foreign currency exchange rates; potential conflicts of interest involving members of our board and management and our significant shareholder; the risk of a continued economic slowdown in China and other factors impacting demand from China; global economic and trade conditions, the impact of tariffs and trade wars, wars and geopolitical events and the risk of heightened geopolitical tensions; the development of projects in Guinea and Brazil, including timing of completion of such projects, output of such projects and impact on the Capesize market; our ability to pay dividends and cash distributions and the amount of dividends and cash distributions we ultimately pay; risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact of new regulations relating to climate change, as well as the impact of the foregoing on the performance of our vessels; other factors that may affect our financial condition, liquidity and results of operations; and other risks described under “Item 3. Key Information — D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission on March 26, 2025. The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this report should not be construed as exhaustive. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this investor presentation. Except as required by law, Himalaya Shipping undertakes no obligation to update publicly any forward-looking statements after the date of this investor presentation, whether as a result of new information, future events or otherwise. Non-GAAP Financial Measures This presentation contains certain selected financial measures on a basis other than U.S. generally accepted accounting principles (“GAAP”), including EBITDA, average TCE earnings, gross, and illustrative free cash flow. EBITDA represents our net income plus depreciation of vessels and equipment; total financial expenses, net; and income tax expense. EBITDA is presented here because the Company believes this measure increases comparability of total business performance from period to period and against the performance of other companies. Average TCE earnings, gross, as presented here, represents time charter revenues and voyage charter revenues adding back address commissions and divided by operational days. Average TCE earnings, gross, is presented here because the Company believes this measure provides additional meaningful information for investors to analyse our fleets’ daily income performance. For a reconciliation of EBITDA and average TCE earnings, gross, to the most directly comparable financial measures prepared in accordance with US GAAP, please see the section of our preliminary results for the three and twelve months ended December 31, 2025, Appendix entitled “Unaudited Non-GAAP Measures And Reconciliations”. For a discussion of illustrative free cash flow, see slide 10 including the footnotes thereto. We are unable to prepare a reconciliation of illustrative free cash flow without unreasonable efforts.

3 Highlights Q4 2025 Highlights: • Net profit of $13.5 million and EBITDA of $33.3 million for the quarter ended December 31, 2025. • Achieved time charter equivalent earnings of approximately $39,600 per day, gross. • Converted the index-linked time charters for four vessels to fixed rate time charters at an average rate of approximately US$27,700 per day, gross, from January 1, 2026 to March 31, 2026. • Entered into a new time charter agreement for the Mount Elbrus until June 30, 2026 at a fixed rate of $30,000 per day, gross, which thereafter will convert to an index linked rate reflecting a significant premium to the Baltic 5TC index with an evergreen structure. • Entered into a new time charter agreement for the Mount Ita for a period of 11 to 14 months at an index linked rate, reflecting a significant premium to the Baltic 5TC index. • Cash distributions of $0.07, $0.10 and $0.13 per common share for October, November and December 2025, respectively. Subsequent Events: • Achieved time charter equivalent earnings for January 2026 of approximately $32,400 per day, gross. • Declared a cash distribution of $0.06 per share for January 2026. • In February 2026, the Company entered into an agreement with 2020 Bulkers Ltd. to purchase an additional 4,200 shares, for a total ownership of 54%, in 2020 Bulkers Management for NOK 1.1 million, which will be effective on April 1, 2026.

4 Financial Update

# Key Financials Q4 2025

HIMALAYA SHIPPING

## Income statement

| US$ millions, except per share data | Q4 2025 | Q4 2024 | Variance |
|---|---|---|---|
| **Operating revenues** | **42.1** | **29.6** | **12.5** |
| Vessel operating expenses | (7.0) | (6.8) | (0.2) |
| Voyage expenses and commission | (0.6) | (0.5) | (0.1) |
| General and administrative expenses | (1.2) | (1.0) | (0.2) |
| Depreciation | (7.3) | (7.3) | - |
| **Total operating expenses** | **(16.1)** | **(15.6)** | **(0.5)** |
| **Operating profit** | **26.0** | **14.0** | **12.0** |
| | | | |
| Interest expense | (12.7) | (13.1) | 0.4 |
| Other financial items | 0.2 | 0.2 | - |
| **Total financial expense, net** | **(12.5)** | **(12.9)** | **0.4** |
| | | | |
| **Tax expense** | **-** | **-** | **-** |
| | | | |
| **Net income** | **13.5** | **1.1** | **12.4** |
| Earnings per share | 0.29 | 0.02 | |
| **EBITDA** | **33.3** | **21.3** | **12.0** |

## Comments

- Operating revenues increased by $12.5 million compared to Q4 2024 due to higher average TCE, gross, from approx. US$27,800/day in Q4 2024 to US$39,600/day in Q4 2025.
- Vessel operating expenses increased by $0.2 million compared to Q4 2024 primarily due to increased costs for spares, stores, consumables and service fees. The average OPEX per day was 6,400 dollars per day during Q4 2025 compared to 6,200 dollars per day during Q4 2024.
- General and administrative expenses increased by $0.2 million compared to Q4 2024 primarily due to increase in management fees and payroll accruals partly offset by a decrease in cost for directors and officers liability insurance.
- Interest expense decreased by $0.4 million due to a lower average loan principal outstanding in Q4 2025 as a result of quarterly loan repayments.

5

6 Key Financials Q4 2025 Balance Sheet Summary Comments US$ millions December 31, 2025 September 30, 2025 Variance Cash and cash equivalents 32.4 26.4 6.0 Vessels and equipment 823.8 831.1 (7.3) Total assets 863.9 865.3 (1.4) Short-term and long-term debt 689.2 695.4 (6.2) Total equity 161.7 160.1 1.6 • Cash and cash equivalents of $32.4 million as of December 31, 2025 including minimum cash balance required under the sale leaseback financing of $12.3 million. • Total debt, gross, was $700.6 million as of December 31, 2025 ($689.2 million net of deferred loan costs) down from $707.4 million as of September 30, 2025 ($695.4 million net of deferred loan costs). • Cash flow from operations of 24.8 million in Q4 2025. • Total cash distributions of $0.30 per share declared for October, November and December 2025.

7 Company update

8 Source: Company Data Fleet status report – Current Chartering position Mount Norefjell 2023 DF Newcastlemax Mount Ita 2023 DF Newcastlemax Mount Etna 2023 DF Newcastlemax Mount Blanc 2023 DF Newcastlemax Mount Matterhorn 2023 DF Newcastlemax Mont Neblina 2023 DF Newcastlemax Mount Bandeira 2024 DF Newcastlemax Mount Hua 2024 DF Newcastlemax Mount Elbrus 2024 DF Newcastlemax Mount Denali 2024 DF Newcastlemax Mount Acancagua 2024 DF Newcastlemax Mount Emai 2024 DF Newcastlemax Index27,650 Index27,528 Index 30,000 Index Index27,265 38,780 Vessel Name Built Type 2025 2026 Q4 32,000 Dual Fuel Newcastlemax 2027 Q3 Q4Q4 Q1 Q2 Index Q1 Q2 Q3 Index 38,150 Index 31,500 38,000 Index 39,325 Index28,243 Index Index Option Evergreen Himalaya Shipping Fleet Status Report

9 10,000 15,000 20,000 25,000 30,000 35,000 40,000 45,000 2q23 3q23 4q23 1q24 2q24 3q24 4q24 1q25 2q25 3q25 4q25 US D P er D ay Baltic 5TC average Average Peer HSHP Proven Outperformance through Large and Modern Tonnage HSHP TCE vs Peers and Index Source: Fearnleys, Company Data, Shipping Intelligence Peers: GOGL CMBTL, SBLK, SHIP, GNK, 2020 (reported Cape/Newcastlemax TCE). Baltic 5TC 180 index HSHP avg. premium vs. index ~48% HSHP avg. Premium vs. Peers ~25%

10 Solid dividend capacity Illustrative FCF $ per share based on Capesize index rate 1. This information has been prepared for illustrative purposes only and does not represent the Company’s forecast. It is based, among other things, on industry data, internal data and estimates of the Company and is inherently subject to risk and uncertainties. Actual results may differ materially from the assumptions and circumstances reflected in the above illustrative financial information. 2. Assumes BCI5 Index rates + 41% premium (less 5%) commission) + $1,500 in scrubber benefit less $24,900/d in cash breakeven x 12 ships, divided on 46,550,000 shares outstanding 0.00 0.32 0.9 1.6 2.2 2.8 3.5 4.1 4.7 17,470 20,000 25,000 30,000 35,000 40,000 45,000 50,000 55,000 Himalaya USD p.a FCFE/sh

# Himalaya Shipping

- 12 modern 210,000 DWT Newcastlemax LNG DF vessels. Top 1% emission rating for large bulk carriers
- Market cap ~$492 mln
  Gross debt $700 mln/58 mln per vessel, estimated LTV 62%
  7 years vessel financing with 7% fixed interest rate – 26-30 years profile
- Full alignment between shareholders and management – board and sponsors own ~1/3 of the equity
- 27 consecutive monthly cash distributions – 30 cents for Q4 2025
- Cash-break even of ~$17.4k/day on Capesize index equivalent vs BCI average 22k last five years
- All vessels fixed on long term index charters with market leading premiums at average 141 % and solid counter parts

Source: Himalaya Shipping, Arrow, Rightship

11

12 Market update

13 Strong Q4 and healthy start to the year Baltic 5TC Index Source: Clarksons Shipping Intelligence Index 0 10,000 20,000 30,000 40,000 50,000 60,000 70,000 80,000 90,000 J F M A M J J A S O N D 2015-25 max-min range 2015-25 average 2024 2025 2026

14 Capesize Tonne-miles Capesize Daily Billion Ton-mile Development (30dms*) Cape tonne-mile development year on year Q4 2025 30-day moving sum Source: Arrow Tonne-mile Growth Q4 Y/Y Growth Total Capesize +9% Iron Ore +12% Bauxite +21% Coal -15% Export Data Q4 Y/Y Growth Brazil Iron Ore Export +18% Australian Iron Ore Export +9% Guinea Bauxite Export +13% 800000 900000 1000000 1100000 1200000 1300000 1400000 1500000 1 31 61 91 121 151 181 211 241 271 301 331 361 Day 2022 2023 2024 2025 2026

15 Iron Ore – Record seaborne volumes in 2025 Source: Shipping Intelligence Network, Bloomberg China Seaborne Iron Ore Imports (Mt/month) China – Imported Iron Ore Inventories (Mt) Global Iron Ore Exports (Mt/month) 115.0 125.0 135.0 145.0 155.0 165.0 175.0 185.0 M ill io n to nn es Global iron ore exports million MT / month 2021 2022 2023 2024 2025 70.0 80.0 90.0 100.0 110.0 120.0 130.0 J F M A M J J A S O N D M ill io n to nn es 2021 2022 2023 2024 2025 25 28 31 34 37 40 80 85 90 95 100 105 110 115 12/01/2024 12/07/2024 12/01/2025 12/07/2025 12/01/2026 D ay s M t ( 24 7 m ill s) Imported iron ore inventory (LHS) Inventory consumption ratio(RHS)

# Significant iron ore volumes coming – driving ton-mile demand

**Addition iron ore volumes in Atlantic basin (MT/y) – 3x longer than from Australia**



Simandou project – Guinea
Start-up Nov 2025–full volumes 2027
Vale capacity increases by 2026
WINNING CONSORTIUM SIMANDOU
CHALCO
RioTinto
VALE
60
60
15
15
20
170
WCM
Simfer
Vargem
Capanema
S11D
Total

**Volumes representing # ships* > orderbook**



272
231
Capes equivalent
Cape+ orderbook

Source: Clarksons, Rio Tinto, Vale, Himalaya Shipping. 1) Assumed 170MT pr year carried on 180k DWT Capesize (95% fully loaded). Each ship able to do 3.65 round voyages pr year

*The actual requirement for additional tonnage will depend on Chinese domestic production and to which degree new Atlantic volumes will replace Australian exports.

17 Bauxite market continue to flourish - Increasingly important for Capesize Capesize Fleet Carrying Bauxite (% of fleet)Global Daily Capesize Bauxite Shipments (Mt, 30dma*) *30-day moving average Source: Arrow, AXSDry 75% 77% 75% 73% 71% 75% 72% 70% 68% 69% 69% 0% 1% 3% 4% 6% 7% 7% 9% 11% 12% 16% 24% 21% 21% 22% 22% 18% 20% 20% 20% 18% 13% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 Iron ore Bauxite Coal Other

18 Limited supply of new ships Low orderbook Supportive OB/Fleet Ratio Source: Orderbook to Fleet Ratio as of January 2026, Clarksons Shipping Intelligence Network (https://sin.clarksons.net/) Orderbook 12% of fleet 0 50 100 150 200 250 300 350 400 450 19 96 19 98 20 00 20 02 20 04 20 06 20 08 20 10 20 12 20 14 20 16 20 18 20 20 20 22 20 24 20 26 M ill io n D W T Nominal orderbook vs existing fleet Capesize Orderbook % Fleet Capesize fleet DWT 39.0% 37.0% 34.0% 23.0% 22.0% 19.0% 18.0% 17.0% 12.5% 12.0%

19 0 50 100 150 200 250 300 350 19 99 20 00 20 01 20 02 20 03 20 04 20 05 20 06 20 07 20 08 20 09 20 10 20 11 20 12 20 13 20 14 20 15 20 16 20 17 20 18 20 19 20 20 20 21 20 22 20 23 20 24 20 25 20 26 20 27 20 28 20 29 20 30 20 31 Delivered On Order Vessels built before 2009 Vessels built between 2009 and 2015 Vessels built post-2015 unaffected by 2030* 294 ships – 13% 1,072 ships – 47% 926 ships – 40% The supply situation Capesize+ fleet by delivery year in # ships Source: Clarksons Shipping Intelligence Network (https://sin.clarksons.net/) *Inclusive of current Orderbook ~60% of the fleet >20 years by 2034* Year # ships turning 20 years # of Vessels Delivered % of fleet >20 years (inc. OB) 2026 58 51 10% 2027 56 65 11% 2028 45 66 13% 2029 110 39 18% 2030 212 10 27% 2031 251 1 38% 2032 214 0 47% 2033 103 0 52% 2034 94 0 56% Unlikely to be able to build significant capacity before 2029

20 Mandatory dry docking continue to increase in 2026 Capesize average age Supply constraints Source: Clarksons, Maritime Analytics Fleet age development includes current Orderbook, assumes no scrapping Off hire due to increase from docking schedule % off hire • 2011 was a big delivery year - hence over 12% of the fleet will engage in 15 year SS in 2026 (28% of the cape fleet will need dry dock in total) • With an aging fleet forced to drydock or be scrapped, this will be an additional positive impact on cape/newc freight rates • The large number of dry dockings in 2026 may lead to yard congestion 0% 5% 10% 15% 20% 25% 30% 35% 0 2 4 6 8 10 12 14 16 18 1993 2002 2011 2020 2029 % o f F le et C ap es iz e Fl ee t A ge % of fleet >20yrs old Avg. Age (Years) 0.6% 0.9% 1.3% 1.4% 2023 2024 2025e 2026e

21 Thank you